Exhibit 99.3

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
NASDAQ Trading Symbol: GOLD

RANDGOLD BUCKS INDUSTRY TREND TO DELIVER RECORD PRODUCTION FOR 2015

Cape Town, Monday 8 February 2016 – Randgold Resources chief executive Mark Bristow today described 2015 as one of the best years in the company’s history as it faced down the challenges surrounding the embattled gold mining industry to post performance improvements and advances on every front.

Production and costs were in line with the company’s annual guidance, with production setting a new record of more than 1.2 million ounces, up 6% on the previous year, and group total cash cost per ounce down by 3% at $679/oz. Strong cash flows from the operations boosted cash on hand by 158% to $213.4 million but profit for the year was $212.8 million against the previous year’s $271.2 million, reflecting the decline in the gold price. The board has proposed a 10% increase in the annual dividend, reflecting the strong cash flows generated by the business.

“It’s easy to achieve when the stars are all aligned but it’s a lot more difficult in a market as challenged as this one, which makes these results even more pleasing,” Bristow said. He attributed the company’s robust showing to improved plant throughput, ore feed and grade management; reduced underground mining costs at Loulo following its transition from contract mining to owner mining; lower input costs; and improved efficiencies across all operations.

Bristow said Randgold had reviewed all its mine plans in the light of current conditions and with a focus on true returns and break-even cash flows. As a result of this, Loulo-Gounkoto and Kibali now both forecast annual production of +600 000 ounces at a total cash cost of around $600 per ounce or below, Loulo-Gounkoto for 10 years and Kibali for 12, while Tongon was forecasting to produce an average of more than 300 000 ounces for five years.

Operationally, Loulo-Gounkoto came back strongly in 2015 after a shaky start to the year while Kibali again beat its forecast. Tongon continues to improve its performance on the back of its plant upgrade and expansion programme and the retreatment operation at Morila, now scheduled for closure in 2019, remains profitable.

Bristow said Randgold continued to invest substantially in exploration, which remains the engine that drives its business and is expanding its footprint in its target areas, as well as in its sustainability programmes, which it regards as essential to retaining its social licence without which no mining company can operate successfully in Africa.

“Randgold is now in a unique position to continue delivering value to all its stakeholders. Our mines can continue to generate cash flows at gold prices well below the $1 000/oz level. Our positive production and cost profile extends beyond 10 years. Our exploration teams are not only replenishing the ounces we mine but are making significant progress in the hunt for our next big discovery. And when they find it, we can afford to build our next new mine without recourse to the market, thanks to our robust balance sheet,” he said.

RANDGOLD ENQUIRIES:

Chief Executive Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 1534 735 333 +44 779 771 1338	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 Email: randgold@dpapr.com

Website: www.randgoldresources.com

REPORT FOR THE FOURTH QUARTER AND YEAR ENDED 31 DECEMBER 2015

Randgold Resources Limited (‘Randgold’) had 93.2 million shares in issue as at 31 December 2015.

Key Performance Indicators

▪	Record gold production up 7% quarter on quarter and 6% year on year
▪	Strong cash generated by operations increases cash on hand by 158% year on year
▪	Profit up quarter on quarter and no impairments despite lower gold price
▪	Total cash cost per ounce down year on year to $679/oz and quarter on quarter to $632/oz
▪	LTIFR of 0.59 for the year and total injury frequency rate down 23% year on year
▪	Kibali recommended for ISO 14001 environmental certification – all mines now certified
▪	Kibali exceeds annual production guidance and business plan shows 12 years forecast above 600 000oz per annum
▪	Loulo-Gounkoto recuts business plan to forecast 10 years of +600 000oz production per annum
▪	Revised Gounkoto UG feasibility increases underground reserves to +1Moz with option for superpit
▪	Production at Tongon up 6% quarter on quarter and 7% year on year on back of improved recoveries, while 4th stage crusher to be commissioned in Q1 2016
▪	Exploration drive makes progress as it expands footprint and signs 3 new joint venture agreements

SUMMARISED FINANCIAL INFORMATION

	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	quarter	quarter	quarter	12 months	12 months
	ended	ended	ended	ended	ended
	31 Dec	30 Sep	31 Dec	31 Dec	31 Dec
$000	2015	2015	2014	2015	2014
Average gold price received ($/oz)	1 091	1 122	1 195	1 152	1 264
Gold sales[1]	354 759	340 723	339 940	1 394 889	1 434 873
Total cash costs[1]	205 586	212 300	202 593	822 673	791 756
Profit from mining activity[1]	149 173	128 423	137 347	572 216	643 117
Exploration and corporate expenditure	13 607	9 791	3 481	45 067	36 765
Profit for the period	53 527	48 761	54 379	212 775	271 160
Profit attributable to equity shareholders	44 528	42 345	49 623	188 677	234 974
Net cash generated from operations	114 138	109 678	69 329	396 982	317 618
Cash and cash equivalents[2]	213 372	168 434	82 752	213 372	82 752
Gold on hand at period end[3]	13 715	12 812	14 956	13 715	14 956
Group production (oz)	326 430	305 288	287 048	1 211 288	1 147 414
Group sales[1] (oz)	325 085	303 718	284 531	1 210 844	1 134 941
Group total cash cost per ounce[1] ($)	632	699	712	679	698
Group cash operating cost per ounce[1] ($)	577	643	658	624	637
Basic earnings per share ($)	0.48	0.45	0.54	2.03	2.54
[1]	Refer to explanation of non-GAAP measures provided. Randgold consolidates 100% of Loulo, Gounkoto and Tongon, 40% of Morila and 45% of Kibali in the consolidated non-GAAP measures.
[2]	Cash and cash equivalents excludes $16.9 million of cash at 31 December 2015 ($8.3 million at 31 December 2014 and $8.7 million of cash at 30 September 2015) that relates to the group’s attributable cash held in Morila, Kibali and the group’s asset leasing companies which are equity accounted.
[3]	Gold on hand represents gold in doré at the mines (attributable share) multiplied by the prevailing spot gold price at the end of the period.

The results in this report have been neither reviewed nor audited. All financial numbers are in US dollars ($) unless otherwise stated.

COMMENTS

Gold sales for the fourth quarter of $354.8 million increased by 4% from $340.7 million in the previous quarter, despite a 3% drop in the average gold price received of $1 091/oz (Q3: $1 122/oz). Group gold production for the quarter of 326 430 ounces increased by 7% quarter on quarter due to a strong performance from the Loulo-Gounkoto complex and Tongon, offset by a small decrease in production at Kibali. The group had 12 911oz (attributable) of gold on hand at the quarter end compared with the corresponding quarter of 2014. Gold sales increased by 4% as a result of a 14% increase in gold produced, partially offset by a 9% decrease in the average gold price received.

Total cash costs for the quarter under review of $205.6 million decreased by 3% compared to the previous quarter primarily as a result of lower cash costs at the Loulo-Gounkoto complex and at Kibali, reflecting lower mining and processing costs. Total cash cost per ounce of $632/oz dropped by 10% quarter on quarter. The significant drop in cash cost per ounce is the result of record gold production during the quarter, coupled with a reduction in total cash costs and an increase in the average head grade milled at both the Loulo-Gounkoto complex and at Tongon.

Profit from mining increased by 16% to $149.2 million from the previous quarter’s $128.4 million and was up 9% on the corresponding quarter of the previous year ($137.3 million), largely as a result of higher ounces sold in the current quarter and the drop in the total cash costs, especially at the Loulo-Gounkoto complex, notwithstanding the drop in the average gold price received.

Exploration and corporate expenditure of $13.6 million for the current quarter increased by 39% quarter on quarter, principally due to increased exploration expenditure in Ghana ($3.3 million). Similarly, exploration and corporate costs increased by 291% compared to the same quarter in the previous year due to a significant increase in exploration activity, including the Ghana exploration spend.

Depreciation and amortisation of $32.5 million decreased by 17% from the previous quarter and by 19% from the corresponding 2014 quarter due to a drop in throughput at Loulo, partially offset by increased throughput at Gounkoto. Loulo’s asset base is much larger than Gounkoto’s resulting in decreased depreciation.

Other income in the quarter of $3.4 million decreased compared to $6.7 million in the previous quarter and $11.1 million in the corresponding period of the prior year, both decreases being the result of lower operational foreign exchange gains accounted for during the current quarter. These gains and losses arise from the settlement of invoices in currencies other than the US dollar, as well as the translation of balances denominated in currencies such as the CFA, Euro and South African rand to the US dollar rate and reflects the movements in these currencies during the respective quarter. Other income also includes management fees from Morila and Kibali.

Share of profits from joint ventures decreased by 86% to $1.9 million from the previous quarter of $13.4 million as a result of lower gold sales and profits from Kibali and Morila against the previous quarter. The share of profits from the Kibali joint ventures is stated after a tax charge of $8.0 million (attributable), including deferred tax calculated at 30% of profit, notwithstanding the mine’s accelerated tax allowance which reduces the cash tax paid in the current quarter. Compared to the corresponding quarter in the previous year, profit from joint ventures dropped by 94% also as a result of lower gold sales and profits.

Income tax expense of $17.0 million increased by 98% quarter on quarter, reflecting higher provisions for tax charges at Loulo and Gounkoto in line with increased profits. The income tax expense decreased by 10% on the corresponding quarter of the prior year, largely as a result of processing ore from the Yalea pushback at Loulo, which resulted in a release of deferred tax in the current quarter.

Profit for the quarter was 10% up on the previous quarter and in line with the corresponding quarter in 2014, reflecting the increase in profit from mining, offset by higher exploration expenditure and increased taxes during the current quarter. Basic earnings per share increased by 7% to $0.48 (Q3 2015: $0.45) quarter on quarter, reflecting increased profits. Compared to Q4 2014, basic earnings per share dropped by 11%, reflecting the lower profits, and higher non-controlling interest relating to the higher proportion of profits from the Loulo-Gounkoto complex, as described above.

Net cash generated from operations for the quarter of $114.1 million increased by 4% from the previous quarter and by 65% compared to the corresponding quarter in 2014, primarily reflecting the strong operational performance across the group, as described above, as well as efficient management of working capital.

Gold sales for the year ended 31 December 2015 of $1.4 billion were down 3% from the previous year principally as a result of the 9% drop in the average gold price received of $1 152/oz (2014: $1 264/oz), partially offset by a 7% increase in the number of ounces of gold sold across the group. Total cash costs for the year ended 31 December 2015 of $822.7 million increased by 4% on the prior year, driven by the 6% increase in tonnes milled across the group. Total cash cost per ounce dropped 3% to $679/oz for the year, primarily reflecting the 7% increase in ounces sold year on year, partially offset by a 4% increase in total cash costs.

Profit for the year ended 31 December 2015 of $212.8 million represents a decrease of 22% compared to the previous year’s $271.2 million mainly reflecting the 9% drop in the gold price, increased costs including depreciation, as well as increased corporate and exploration expenditure reflecting increased exploration activity during the year.

Depreciation and amortisation for the year ended 31 December 2015 of $150.9 million increased 3% from the prior year cost of $146.8 million as a result of increased assets brought into use at the Loulo-Gounkoto complex and at Tongon in the current year. The group conducted its annual detailed impairment reviews during the quarter and despite the fall in the gold price, no impairment to the carrying value of assets was deemed necessary.

Exploration and corporate expenditure of $45.1 million for the year ended 31 December 2015 increased by 23% from the previous year’s $36.8 million as a result of the emphasis on increased exploration activity, principally drilling, during the year.

Other income of $15.6 million and $5.5 million for the years ended 31 December 2015 and 2014 respectively, include management fees from Morila and Kibali, as well as operational foreign exchange gains. Other expenses for the year of $5.7 million was in line with the prior year’s $5.0 million and includes operational foreign exchange losses as mentioned earlier.

Share of profits of equity accounted joint ventures of $77.3 million increased by 2% year on year and reflects increased profits from Kibali, offset by lower profits from Morila against the previous year.

Income tax expense of $48.0 million decreased by 41% year on year, reflecting lower provisions for tax charges at the Loulo-Gounkoto complex, in line with lower profits.

Basic earnings per share decreased by 20% to $2.03 (2014: $2.54), in line with the decrease in profit for the year as described above.

Net cash generated from operations for the year of $397.0 million increased by 25% from the previous year, reflecting the strong operating performance across the group and increase in dividends received from Kibali and Morila. Cash and cash equivalents increased to $213.4 million compared to $82.8 million at the end of 2014, reflecting the strong cash flows from operations and a decrease in funds invested in equity accounted joint ventures, as Kibali became self-funding, partially offset by increased additions to property, plant and equipment.

The board has proposed a final cash dividend of 66 US cents per share, a 10% increase on the prior year’s 60 US cents per share. The proposed final cash dividend will be put to shareholders for approval at the annual general meeting to be held on 3 May 2016. The company would again like to offer shareholders an option of receiving new ordinary shares in the company instead of receiving the final cash dividend. This optional scrip dividend is conditional on shareholders approving the payment of the dividend at the annual general meeting and on the admission of the scrip shares to the Official List of the Financial Conduct Authority and to trading on the London Stock Exchange plc’s market for listed securities. The company anticipates, subject to shareholder approval, paying the final cash dividend on Friday 27 May 2016 and dealings in the new scrip shares are also expected to commence on Friday 27 May 2016. The ex-dividend date is Thursday 17 March 2016 and the record date for the dividend is Friday 18 March 2016. The scrip dividend alternative will give shareholders the right to elect to receive new ordinary shares in the capital of the company (credited as fully paid) instead of a final cash dividend. Shareholders who elect to take the new scrip shares will increase their holdings without incurring any dealing costs. Further details of the company’s proposed final cash dividend and issue of scrip shares will be made available to shareholders in the explanatory notes of the company’s notice of annual general meeting.

OPERATIONS

LOULO-GOUNKOTO COMPLEX

The combined quarterly gold production for the Loulo-Gounkoto complex was 182 698oz (Loulo 88 876oz and Gounkoto 93 822oz), an increase of 13% compared to the previous quarter (Q3 2015: 162 246oz) as a result of higher tonnes treated and better grade and recovery. Tonnes processed during the quarter increased slightly by 4% to 1 185kt (Q3 2015: 1 140kt) due to improved plant run time and mill load optimisation for a better milling rate while the head grade milled increased 8% to 5.2g/t, as per plan, and the recoveries improved slightly to 91.6%. The daily monitoring of the blend of different ore sources by a combined mineral resource and processing team delivered an improved plant performance and better recovery. A 14% decrease in total cash cost per ounce to $585/oz (Q3 2015: $683/oz) was in part attributable to the increase in ounces produced and costs were well contained across the operation with a reduction in unit rates in both mining and processing.

Gold production for the year of 630 167oz was 1% down on the 639 219oz in 2014 with Loulo producing 56% (350 604oz) and Gounkoto 44% (279 563oz). Total cash cost per ounce was in line with the prior year and well contained at $675/oz (2014: $672/oz), notwithstanding the lower production and lower head grade milled. Tonnes processed during the year was up on the previous year at 4 543kt (2014: 4 396kt), reflecting a steady improvement throughout the year. The grade was negatively impacted by a slower build up in underground tonnes, as a result of the impact of the flooding in the third quarter as well as the transition to owner mining, although the latter part of Q4 showed a marked improvement. Recovery also improved towards year end, assisted by the additional gravity circuit and the new regeneration kiln, resulting in a reduction in solution losses. The gold stripping upgrade is expected to be completed in the first quarter of 2016.

No major environmental incidences occurred during the year.

LOULO-GOUNKOTO COMPLEX RESULTS

	Quarter	Quarter	Quarter	12 months	12 months
	ended	ended	ended	ended	ended
	31 Dec	30 Sep	31 Dec	31 Dec	31 Dec
	2015	2015	2014	2015	2014
Mining
Tonnes mined (000)	8 449	8 208	6 923	31 360	27 025
Ore tonnes mined (000)	1 102	1 019	1 085	4 513	4 539
Milling
Tonnes processed (000)	1 185	1 140	1 075	4 543	4 396
Head grade milled (g/t)	5.2	4.8	4.4	4.8	5.0
Recovery (%)	91.6	91.4	89.3	90.1	90.2
Ounces produced	182 698	162 246	136 130	630 167	639 219
Ounces sold	181 314	160 156	132 886	630 627	631 124
Average price received ($/oz)	1 090	1 121	1 194	1 148	1 267
Cash operating costs[1] ($/oz)	520	615	698	606	597
Total cash costs[1] ($/oz)	585	683	770	675	672
Gold on hand at period end[2] ($000)	8 133	6 987	9 708	8 133	9 708
Profit from mining activity[1] ($000)	91 514	70 201	56 363	298 396	375 293
Gold sales[1] ($000)	197 593	179 520	158 625	724 167	799 718
[1]	Refer to explanation of non-GAAP measures provided.
[2]	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

Agribusiness project

As highlighted in the previous quarter, the agricultural college is now operational with 67 students and 5 staff members. $1.4 million has been spent to date on the project and the first batch of chickens was sold to the mine caterer, while more than 1 tonne of vegetables have been sold.

LOULO

One lost time injury (LTI) was recorded during the quarter with a lost time injury frequency rate (LTIFR) of 0.66 per million hours worked versus 0.69 recorded in the previous quarter. For the year, a total of 5 LTIs were recorded with a LTIFR of 0.87 compared to 0.62 in 2014.

On a standalone basis, Loulo produced 88 876oz of gold (Q3 2015: 93 202oz) at a total cash cost of $642/oz (Q3 2015: $750/oz). The decrease in production was due to a 14% drop in tonnes processed, partially offset by a 9% increase in head grade milled. Recoveries remained high following the work undertaken by the recovery committee to ensure the plant was running with an optimal blend of ore together with proactive adjustments of reagents according to the ore feed ratio. This, together with enhanced plant stability, resulted in improved plant utilisation for the quarter. Enhanced plant efficiency towards the end of quarter, particularly in power usage and main reagents consumption (steel balls, lime and cyanide), reduced the processing costs. The mine successfully commissioned the new kiln and High Pressure Grinding Rolls projects ahead of time. Notwithstanding the drop in ounces produced, total cash cost per ounce reduced by 14% on the back of good cost control across the operation, including the benefit of the transition to owner mining and lower fuel costs, coupled with the higher head grade milled.

Profit from mining of $40.0 million was 17% higher than the previous quarter’s $34.2 million as a result of the lower cost of production, notwithstanding the lower ounces sold and average gold price received.

Loulo gold production for the year was 350 604oz, 8% down on the previous year (2014: 382 263oz). Tonnes processed during the year decreased to 2 570kt (2014: 2 711kt) as a result of the impact of the low availability of the underground contractor equipment and the flooding in the third quarter. Following the successful transition to owner mining in the fourth quarter, together with additional pumping capacity, the trend improved at the end of the year. Head grade milled decreased from 4.9g/t to 4.7g/t following the lower ore tonnes delivered from underground. Recovery was 90.1% as per the previous year and total cash cost per ounce was in line with the prior year at $739/oz (2014: $713/oz), reflecting lower operating costs offset by the lower ounces produced.

Capital expenditure

Capital expenditure for the mine for the quarter amounted to $91.1 million and $181.7 million for the year. The expenditure in the quarter primarily relates to the transition to owner mining and the development of the Yalea and Gara underground mines of $76.4 million, while $15.1 million was spent on ongoing capital. For the year, $154.2 million was spent on the development of the underground mines, including the owner mining fleet, as well as ongoing capital and exploration expenditure at the complex of $30.2 million.

LOULO STANDALONE RESULTS

	Quarter	Quarter	Quarter	12 months	12 months
	ended	ended	ended	ended	ended
	31 Dec	30 Sep	31 Dec	31 Dec	31 Dec
	2015	2015	2014	2015	2014
Mining
Tonnes mined (000)	609	630	678	2 598	2 819
Ore tonnes mined (000)	590	616	663	2 520	2 699
Milling
Tonnes processed (000)	587	680	763	2 570	2 711
Head grade milled (g/t)	5.1	4.7	4.3	4.7	4.9
Recovery (%)	91.6	91.4	89.4	90.1	90.1
Ounces produced	88 876	93 202	93 963	350 604	382 263
Ounces sold	88 975	92 379	91 417	352 927	376 490
Average price received ($/oz)	1 092	1 121	1 193	1 152	1 264
Cash operating costs[1] ($/oz)	577	683	734	670	637
Total cash costs[1] ($/oz)	642	750	805	739	713
Gold on hand at period end[2] ($000)	3 678	3 967	6 922	3 678	6 922
Profit from mining activity[1] ($000)	39 979	34 243	35 470	145 875	207 496
Gold sales[1] ($000)	97 134	103 541	109 101	406 643	475 861

Randgold owns 80% of Société des Mines de Loulo SA (Loulo) and the State of Mali owns 20%. Randgold has funded the whole investment in Loulo by way of shareholder loans and therefore controls 100% of the cash flows from Loulo until the shareholder loans are repaid.

Randgold consolidates 100% of Loulo and shows the non-controlling interest separately.

[1]	Refer to explanation of non-GAAP measures provided.
[2]	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

Loulo underground

Loulo underground production for the quarter was slightly lower than in the previous quarter, hoisting 326 007t at Yalea and 264 036t at Gara, but in line with plan. The drop in production tonnes occurred mainly during the transition from contractor mining to owner mining but production rates picked up significantly thereafter. Similarly, the development metres were affected by the transition and decreased at both Yalea and Gara, but have subsequently picked up post the transition. Unavailability of development headings earlier in the quarter, caused by the flooding in the previous quarter, also affected the development.

The successful transition to underground owner mining included implementing remote control mining technologies at both Yalea and Gara. The automated loading guidance system is expected to reduce loader damage and increased productivity of the mining operation.

UNDERGROUND RESULTS

	Quarter	Quarter	Quarter	12 months	12 months
	ended	ended	ended	ended	ended
	31 Dec	30 Sep	31 Dec	31 Dec	31 Dec
	2015	2015	2014	2015	2014
YALEA
Ore tonnes mined	326 007	330 681	378 529	1 339 282	1 591 525
Development metres	1 582	2 043	1 990	8 290	9 105
GARA
Ore tonnes mined	264 036	285 182	284 535	1 120 982	1 107 120
Development metres	1 612	2 356	1 615	8 352	7 327

GOUNKOTO

No LTIs were recorded during the quarter and Gounkoto completed the third consecutive year LTI free.

On a standalone basis, Gounkoto produced 93 822oz of gold (Q3 2015: 69 044oz) at a total cash cost per ounce of $530/oz (Q3 2015: $590/oz). The increase in production was due to a 30% increase in tonnes processed, 4% increase in head grade milled and a slight increase in recoveries. On the back of improved cost efficiency together with the increased head grade and tonnes milled and a reduction in the mining strip ratio, total cash costs per ounce dropped by 10%.

Profit from mining for the quarter of $51.5 million was higher than the previous quarter (Q3 2015: $36.0 million), reflecting the higher gold production and gold sold at a reduced cash cost of production, partially offset by a lower average gold price received.

The annual gold production for Gounkoto was 279 563oz, 9% up on the previous year (2014: 256 957oz). Tonnes processed during the year increased to 1 973kt (2014: 1 686kt), however head grade milled decreased by 8% to 4.9g/t. Total cash cost per ounce decreased to $594/oz (2014: $613/oz) as result of more ounces produced and a lower strip ratio.

Mining has been rescheduled to ensure a smooth stripping profile over five years, maximise cashflows from the operation and limit working capital locked up in stockpiles.

Capital expenditure

Capital expenditure for the mine for the quarter amounted to $0.5 million and $2.7 million for the year, which primarily relates to the underground feasibility project.

GOUNKOTO STANDALONE RESULTS

	Quarter	Quarter	Quarter	12 months	12 months
	ended	ended	ended	ended	ended
	31 Dec	30 Sep	31 Dec	31 Dec	31 Dec
	2015	2015	2014	2015	2014
Mining
Tonnes mined (000)	7 840	7 578	6 245	28 762	24 206
Ore tonnes mined (000)	512	403	422	1 992	1 841
Milling
Tonnes processed (000)	598	460	312	1 973	1 686
Head grade milled (g/t)	5.3	5.1	4.7	4.9	5.3
Recovery (%)	91.6	91.5	89.2	90.1	90.2
Ounces produced	93 822	69 044	42 166	279 563	256 957
Ounces sold	92 339	67 777	41 469	277 700	254 634
Average price received ($/oz)	1 088	1 121	1 194	1 143	1 272
Cash operating costs[1] ($/oz)	465	523	619	526	537
Total cash costs[1] ($/oz)	530	590	690	594	613
Gold on hand at period end[2] ($000)	4 455	3 020	2 786	4 455	2 786
Profit from mining activity[1] ($000)	51 535	35 958	20 893	152 521	167 797
Gold sales[1] ($000)	100 459	75 979	49 524	317 524	323 857

Randgold owns 80% of Société des Mines de Gounkoto SA (Gounkoto) and the State of Mali owns 20%. Randgold consolidates 100% of Gounkoto and shows the non-controlling interest separately.

[1]	Refer to explanation of non-GAAP measures provided.
[2]	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

Gounkoto underground project and super pit trade off

The underground feasibility has been updated on the back of a revised resource model and incorporating drilling results from 2015. Work on the portal in the south of the pit is planned to start in 2018 with access to ore anticipated in 2019. A ramp-up in stoping is scheduled for 2020, as mining in the south of the pit comes to an end. The mining method proposed comprises longhole open stoping with backfill to support a 60 to 70ktpm operation over an eight year period.

An economic assessment on the financial viability of the Gounkoto project underground reserve has been carried out based on the parameters summarised below:

▪	A flat gold price of $1 000/oz.
▪	Total ore mined of 4.7Mt of ore containing 1.07Moz of gold and average grade of 7.2g/t.
▪	Mining costs average $81/ore tonne delivered to the Gounkoto RoM pad.
▪	Crush and haul costs average $5.90/t ore.
▪	Mill throughput of an average of 585 000t per year to be treated at the Loulo plant over eight years.
▪	Plant processing costs at an average of $20.60/ore tonne milled.
▪	G&A cost at $9.27/ore tonne processed over Life of Mine (LoM), including outside engineering costs.

A financial model using a $1 000/oz gold price together with a 30% tax rate and a 6% royalty, produced a nine year project with a total after tax cash flow of $210 million and an internal rate of return of 35%.

The Gounkoto underground mine schedule is integrated into that of the Loulo-Gounkoto complex operational schedule which produces +600 000oz per year until 2025 on current reserves. This excludes further opportunities currently being explored to expand the resources at the three principal orebodies of Yalea, Gara and Gounkoto.

Given the decrease in mine processing costs, as a result of lower fuel price and mining contractor efficiency, a superpit option is being considered in order to optimise the mining of the remaining Gounkoto orebody at the end of current pit. Preliminary pit optimisation, indicates a potential in-pit resource of 16.6mt at 5.15g/t for 2.75 Moz, including 14% inferred material.

Geotechnical and resource drilling targeting the inferred material between the current pit and underground level has started and is planned for completion in Q2 2016.

The larger pit design is beneficial in extending the life of the open pit to 2023, which brings total cash flow forward and adds operational flexibility. It would also allow for the crown pillar in the underground design to be mined out, and still provide an opportunity to mine further underground reserves accessed from the deeper pit.

MORILA

No LTI was recorded during the quarter and for the year. The LTIFR rate of 0 compares to 1.11 in 2014.

Total gold produced for the quarter was 17 381oz, 7% below the previous quarter (Q3 2015: 18 735oz). During the quarter the plant was fed with extra mineralised waste material added to the resources at the end of the previous quarter, combined with the old stockpile clean-up material. This resulted in a slightly lower grade of 0.7g/t compared to the 0.8g/t in the previous quarter. The plant throughput at 816kt was 2% higher than the previous quarter, and the recovery at 90.3% remained in line with previous quarter.

Total cash costs for the quarter increased to $1 060/oz, mainly reflecting the lower head grade milled and reduced production, as well as costs relating to the transition from open pit mining to TSF retreatment.

For the year, the mine produced 122 374oz, an 11% improvement on the previous year’s production (2014: 110 272oz), mainly due to the higher grade push back ore fed in the first half of the year. Total cash cost per ounce was 41% lower at $674/oz, reflecting the higher production and lower mining and processing costs. Profit from mining activity increased to $60.5 million for the year (2014: $12.6 million) on the back of the higher production and lower cost of production, notwithstanding the lower average gold price received.

Discussions on the Domba project are ongoing with the authorities to obtain final go-ahead. Subject to timeous approval of the permit, first delivery of Domba ore is planned for the end of the first quarter of 2016, after which the mine will switch over to TSF retreatment, expected at the end of the second quarter.

Overall the plant is ready to receive the TSF material with 95-98% of the installation completed and the final tie-ins are expected to be completed when the mine is ready to switch over to slurry from the TSF. The exposure of the retreatable material in the TSF continued with the decapping operation (removing the lower grade material at the surface of the storage facility) with available water. New pit water pumps are expected to increase the water pumping capacity in 2016. To date a total of 1 594kt of low grade material has been hydro-sluiced to the pit.

No major environmental incidences occurred during the year. The mine continued with its agribusiness feasibility projects.

Capital expenditure

Capital expenditure for the mine for the quarter amounted to $0.5 million (at 100%) and $11.0 million for the year.

MORILA RESULTS

	Quarter	Quarter	Quarter	12 months	12 months
	ended	ended	ended	ended	ended
	31 Dec	30 Sep	31 Dec	31 Dec	31 Dec
	2015	2015	2014	2015	2014
Mining
Tonnes mined (000)	-	-	4 772	3 425	18 405
Ore tonnes mined (000)	-	-	363	939	1 035
Milling
Tonnes processed (000)	816	797	872	3 063	3 242
Head grade milled (g/t)	0.7	0.8	1.4	1.4	1.2
Recovery (%)	90.3	90.3	90.0	91.1	89.8
Ounces produced	17 381	18 735	36 373	122 374	110 272
Ounces sold	17 381	18 735	36 373	122 374	110 272
Average price received ($/oz)	1 087	1 116	1 197	1 168	1 258
Cash operating costs[1] ($/oz)	995	794	946	645	1 109
Total cash costs[1] ($/oz)	1 060	861	960	674	1 143
Profit from mining activity[1] ($000)	468	4 772	8 619	60 487	12 631
Attributable (40%)
Gold sales[1] ($000)	7 558	8 363	17 419	57 197	55 489
Ounces produced	6 952	7 494	14 549	48 950	44 109

Ounces sold	6 952	7 494	14 549	48 950	44 109
Profit from mining activity[1] ($000)	187	1 909	3 448	24 195	5 052
Gold on hand at period end[2] ($000)	-	-	-	-	-

Randgold owns 40% of Société des Mines de Morila SA (Morila) with the State of Mali and joint venture partner owning 20% and 40% respectively. The group equity accounts for its 40% joint venture holding in Morila.

[1]	Refer to explanation of non-GAAP measures provided.
[2]	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

TONGON

Zero LTIs were recorded in Q4, in line with the previous quarter. The year ended with 4 LTIs and an LTIFR of 0.82 compared to zero in 2014.

Tongon produced 67 473oz of gold in Q4 2015, 6% higher than the previous quarter, primarily as a result of a 4% increase in head grade milled. Both throughput and recovery remained on par with the previous quarter. Further recovery improvements are expected to arise from optimising the flotation concentrate mass pull and grade, Ultra-Fine-Grind (UFG) operation and oxygenation and cyanide treatment of the sulphide concentrates.

Total cash cost per ounce decreased by 9% to $771/oz (Q3 2015: $850/oz) on the back of the increased production and lower mining costs.

Tongon’s grid power supply, which was impacted by the unavailability of sufficient gas and hydro resources in Q2 and Q3, returned to the targeted grid-to-generated power ratio of 97:3 in Q4. The mine stepped-up communication between the government and the CIE national supply authority to ensure the achievement of increased grid utilisation and smooth synchronisation during planned power outage periods.

Total tonnes mined decreased by 6% compared to Q3. However, more ore blocks became available during the quarter for mining as per plan, increasing the ore tonnes mined by 15% compared to Q3. Ore mining took place primarily in the South Zone pit in the planned cutbacks while more waste mining took place in the North Zone pit. Mining costs continued to be well contained in Q4.

Phase 1 of the new 4th stage CH440 Hydrocone Crushing installation, required to produce a finer sized crusher product to achieve the design mill throughput, was completed in Q4. This included the dewatering screening section and one CH440 Hydrocone Crusher. Phase 2, the remainder of the installation, is on track for commissioning in Q1 2016.

Profit from mining activity for the quarter increased by 26% to $21.7 million, reflecting the higher gold sales and lower costs, partially offset by a 3% lower average gold price received of $1 088/oz.

Tongon production for the year at 242 948oz, was 7% higher than the previous year on the back of higher throughput and increased recovery. Total cash cost of $836/oz for the year was 4% lower than the $872/oz achieved in 2014 as result of higher ounces sold and lower operating costs. Profit from mining activity for the year at $75.4 million was lower than 2014 due to the 9% decrease in average gold price received.

No major environmental incidences occurred during the year. The mine continued with its agribusiness feasibility assessment project, together with the government, scheduled for completion in Q1 2016.

Capital expenditure

Capital expenditure for the mine for the quarter amounted to $3.2 million and $16.2 million for the year, which primarily relates to the upgrade of the plant and crushing circuit.

TONGON RESULTS

	Quarter	Quarter	Quarter	12 months	12 months
	ended	ended	ended	ended	ended
	31 Dec	30 Sep	31 Dec	31 Dec	31 Dec
	2015	2015	2014	2015	2014
Mining
Tonnes mined (000)	7 254	7 700	6 713	28 826	26 126
Ore tonnes mined (000)	1 027	896	937	3 563	3 566
Milling
Tonnes processed (000)	1 032	1 034	942	4 018	3 984
Head grade milled (g/t)	2.4	2.3	2.3	2.3	2.3
Recovery (%)	83.6	83.9	80.4	82.6	78.0
Ounces produced	67 473	63 519	56 363	242 948	227 103

Ounces sold	68 448	63 254	56 565	241 478	227 103
Average price received ($/oz)	1 088	1 122	1 197	1 148	1 264
Cash operating costs[1] ($/oz)	739	816	775	801	834
Total cash costs[1] ($/oz)	771	850	811	836	872
Gold on hand at period end[2] ($000)	1 576	2 667	-	1 576	-
Profit from mining activity[1] ($000)	21 699	17 239	21 805	75 444	88 963
Gold sales[1] ($000)	74 493	70 996	67 699	277 253	287 026

Randgold owns 89% of Société des Mines de Tongon SA (Tongon) with the State of Côte d’Ivoire and outside shareholders owning 10% and 1% respectively. Randgold has funded the whole investment in Tongon by way of shareholder loans and therefore controlled 100% of the cash flows from Tongon until the shareholder loans were repaid. The shareholder loans have been repaid in the year. Randgold consolidates 100% of Tongon and shows the non-controlling interest separately.

[1]	Refer to explanation of non-GAAP measures provided.
[2]	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

KIBALI

As in Q3, there were 2 LTIs recorded at Kibali during the quarter, with a corresponding LTIFR of 0.77. There were 6 LTIs at Kibali during 2015, resulting in a LTIFR of 0.56 for the year compared to 0.51 in 2014.

Kibali produced 154 013oz in Q4, a decrease of 4% on the prior quarter, following the drop in tonnes processed as planned. Different ore types and particularly the transition material in the Mengu Hill open pit continued to present recovery challenges but as the underground ore increases and the ore feed stabilises, recovery is forecast to improve. Total cash costs decreased from $634/oz in Q3 to $621/oz in the current quarter, mainly reflecting the small increase in head grade milled and lower input costs.

Profit from mining activity decreased to $72.5 million in the current quarter, in line with the lower production and lower average gold price received.

Total gold production for the year was 642 720oz, at a total cash cost of $604/oz (2014: $573/oz), a 22% improvement on the prior year. Profit from mining activity for the year of $358.2 million was slightly up on the prior year, reflecting the higher production, partially offset by the higher input cost of production and 8% lower average gold price received.

Kibali continued with its local economic development programme in its communities during the quarter, with a further $0.5 million spent on stimulating sustainable business initiatives and entrepreneur training, bringing the total for the year to approximately $1.0 million. The mine continues to work on a number of sustainable agribusiness feasibility projects.

No major environmental incidences occurred during the year. Kibali has recently been recommended for ISO 14001 Environmental Management System certification. Through the implementation of its biodiversity action plan, Kibali continued its support of the Garamba National Park during the quarter, with a project to collar the endangered Kordofan sub-species of giraffe.

KIBALI RESULTS

	Quarter	Quarter	Quarter	12 months	12 months
	ended	ended	ended	ended	ended
	31 Dec	30 Sep	31 Dec	31 Dec	31 Dec
	2015	2015	2014	2015	2014
Mining
Tonnes mined (000)	6 675	7 806	9 628	31 170	30 470
Ore tonnes mined (000)	1 929	1 569	1 783	6 862	5 632
Milling
Tonnes processed (000)	1 724	1 830	1 656	6 833	5 568
Head grade milled (g/t)	3.4	3.3	4.1	3.5	3.7
Recovery (%)	82.9	83.0	82.2	83.8	79.3
Ounces produced	154 013	160 065	177 789	642 720	526 627
Ounces sold	151 934	161 807	178 958	643 976	516 902
Average price received ($/oz)	1 099	1 124	1 195	1 160	1 258
Cash operating costs[1] ($/oz)	572	586	503	557	528
Total cash costs[1] ($/oz)	621	634	549	604	573
Profit from mining activity[1] ($000)	72 533	79 271	115 603	358 184	354 220
Attributable (45%)
Gold sales[1] ($000)	75 116	81 843	96 197	336 272	292 627
Ounces produced	69 306	72 029	80 005	289 224	236 982
Ounces sold	68 370	72 813	80 531	289 789	232 606
Profit from mining activity[1] ($000)	32 640	35 672	52 021	161 183	159 399
Gold on hand at period end[2] ($000)	4 006	3 158	5 248	4 006	5 248

Randgold owns 45% of Kibali Goldmines SPRL (Kibali) with the DRC State and joint venture partner owning 10% and 45% respectively. The group equity accounts for its 45% joint venture holding in Kibali.

[1]	Refer to explanation of non-GAAP measures provided.
[2]	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

Construction of the metallurgical facility and infrastructure

The second phase expansion of the lined tailings storage facility was completed during the quarter, providing additional storage capacity for CIL tailings.

Construction of Ambarau, the second 11MW hydropower station, was negatively impacted when the earth coffer dam wall failed during high river flows. This resulted in the powerhouse flooding as well as damage to the carpi membrane on the wall. The additional repair and rehabilitation work has delayed the completion and commissioning of the station, with first power now expected in Q2 2016. As the previously planned commissioning was scheduled for the start of the dry season, the potential power available until March/April would have been minimal and thus the impact of the delay on the hydro/thermal blend is not substantial and has been largely off-set by the lower fuel price.

Declines

Total ore produced from underground increased with the planned ramp-up of the underground mine, with a record 295 823t of ore hauled during the quarter, contributing to a total for the year of 803 879t. In addition, Kibali completed 10.6km of underground development during 2015.

KIBALI UNDERGROUND DECLINE RESULTS

	Quarter	Quarter	Quarter	12 months	12 months
	ended	ended	ended	ended	ended
	31 Dec	30 Sep	31 Dec	31 Dec	31 Dec
	2015	2015	2014	2015	2014
Ore tonnes mined	295 823	169 647	63 280	803 879	90 839
Development metres	2 810	2 698	2 617	10 599	8 142

Vertical shaft

There was no vertical or off-shaft development planned for the quarter as the equipping of the crusher and production levels was completed. All equipment required for remobilising the off-shaft development in Q1 2016 has been installed in the shaft and the headgear changeover was completed during Q4.

KIBALI VERTICAL SHAFT RESULTS

	Quarter	Quarter	Quarter	12 months	12 months
	ended	ended	ended	ended	ended
	31 Dec	30 Sep	31 Dec	31 Dec	31 Dec
	2015	2015	2014	2015	2014
Vertical metres	-	39	46	45	525
Off shaft development	-	98	249	735	531

Capital expenditure

Capital expenditure for the project for the quarter amounted to $65.3 million (at 100%) and $251 million for the year. The Phase 2 capital estimate of the project remains in line with previous guidance.

EXPLORATION ACTIVITIES

2015 concluded with a number of exploration highlights on both greenfields and brownfields work which were the culmination of a successful year in the field. The quarter itself was as busy as usual with drill rigs testing a range of the group’s most advanced targets while methodical geological work in trenches and on outcrop progressed a range of exciting prospects across its portfolio.

Three Joint Venture agreements have been concluded with Loncor Resources Inc, Kilo Goldmines (Somituri project) and Devon Resources in the DRC, which all hold permits over the Ngayu Archean greenstone belt some 200km to the SW of the Kibali project. The belt hosts a multitude of exploration opportunities and despite limited historical exploration work hosts resources of nearly 3Moz. The agreements give Randgold exclusive exploration rights over the majority of the Ngayu belt where it already holds 752km² under the KGL Isiro JV. The new agreements cover a total land area of 2 740km². Randgold has negotiated the right to earn into 65% percent of each of the three projects through the completion of a prefeasibility study.

The newly signed agreements bring Randgold’s total groundholding in NE DRC to 6 558km² (including the Kibali JV) and is a significant expansion to its footprint in an area it believes is one of the most prospective on the continent.

MALI

Loulo project

Brownfields activity this quarter focused on the completion of drilling at Gara to deliver an inferred resource potential of plus 600koz at plus 4g/t as a result of 18 drill holes through the folded quartz-tourmaline target to the immediate south of the existing block model. This programme confirmed the extension of the Gara system with an average true width of 7.68m and an average grade which is in line with the deposit grade of between 4 and 4.5 g/t. Work will infill on this resource during 2016 to convert it to the indicated category while exploration will step out down plunge to the South.

A new geological model developed within the Yalea hangingwall identified an additional opportunity of 50koz @ 4g/t. This target has already been tested by 23 historical holes and further drill holes to convert it to the indicated category will be drilled from underground in Q1.

Exploration drilling in the south of Yalea testing extensions to the Purple Patch mineralisation returned two zones of high grade (YDH277: Zone 1 - 13.40m @ 6.50g/t, including 6.60m @ 11.06g/t; and Zone 2 - 11.86m @ 4.43g/t, including 3.66m @ 7.50g/t). Silica-carbonate alteration and breccia textures suggest this hole pierced the plunge extension to the intersection of the footwall structure tested earlier in the year (YaDH19: 11.3m @ 12.1g/t) and highlights the considerable potential at Yalea to locate further zones of high grade, Purple Patch type ore.

At Yalea Ridge South, RC drill results confirmed the limited nature of the oxide potential (1 925oz @ 4.25g/t), with a further 680oz @ 1.52g/t estimated to be hosted in the transition zone. At Gara South, a new geological model of a sinistrally folded quartz-tourmaline unit has been confirmed by diamond drilling, with the best result of 6.08m @ 4.0g/t (205.44m) from L0CP213. The new model increases the economics of the target, by structurally repeating the orezone close to surface, with additional potential for shallowly plunging high grade shoots in the fold hinges being amenable to open pit mining and further work on this target will be carried out in Q1.

Gounkoto project

At P64W, relogging constrained new mineralisation wireframes resulting in a potential of 50koz @ 2.8g/t, with a decrease of 47% on tonnes and increase in grade of 29%, compared to the previous model. At Gounkoto MZ3, two moderately mineralised northerly plunging shoots are controlled by the intersection between a brecciated structure in HW quartzite with silica-albite-sericite alteration, and a FW shear consisting of albite with overprinting chlorite and hematite alteration. A potential of 60koz @ 4.5g/t has been identified from current drilling north of the brittle fault that intersects the shoots at depth. The motivation for further work is pending a study of the new superpit concept at Gounkoto. The Faraba system is a regional scale, steeply east dipping shear that cuts west dipping stratigraphy and is truncated at depth by a west dipping cross-structure. Pyrite and arsenopyrite are hosted in a coarse grained quartz-wacke, with early silica-albite alteration that is overprinted by carbonate +/- hematite. Relogging began in December to update this geological model, which was developed prior to the discovery of Gounkoto in 2009. Potential exists for additional west dipping, footwall style mineralisation, and to increase resource grade by better defining geological controls to mineralisation.

Drilling at Toronto showed limited shear zone hosted oxide potential of 18koz @ 2g/t in two zones.

Investigation of the Gounkoto Domain Boundary continued in the north of the project area at Gounkoto N as well as in the south at Faraba W and SW. In Gounkoto N, a silica-albite-tourmaline altered heterolithic breccia that returned high grade lithosamples from the banks of the Falémé River reported in Q3 (8.8g/t and 22.8g/t) has been intersected 100m to the south in trench GNWTR04 (6.8m @ 0.64g/t, including 1.7m @ 1.29g/t). This structure will be further tested to the south in Q1, while to the north, mapping is commencing in Senegal to track the NNW extension of the interpreted Gounkoto domain boundary, and to provide additional structural information from outcrops across the northern portion of the target area.

Mali exploration

On the Bakolobi JV, work restarted following the wet season with the completion of a new interpretation over the ground following a review of all existing data and pitting is now in progress over targets which are not covered by thick alluvial material (which is present across most of the permit). A drilling programme which aims to test key parts of the two main mineralised trends identified and their extensions is being finalised.

At Bena, an updated interpretation has been carried out in parallel with the Bakolobi and Gounkoto work, (both permits lie along strike from Bena) and a new portfolio of targets has been generated with field work on these targets in progress. The Bena permit is less affected by the difficult transported regolith which affects the Bakolobi permit and therefore more conventional surface exploration work can be carried out.

On the Legend JV, field work has been in progress over five targets in the form of trenching, pitting and mapping with intensive lithosampling. Of the results received this quarter, few have returned values which are anomalous. At Souroukoto East in the south of the portfolio one trench this quarter (SRTE001) returned 8.85m @ 0.28g/t where previous pits had returned results up to 11.3g/t. The trench confirms that the higher grades are related to millimetric oxidised quartz veinlets within the greywacke, an observation which downgrades the potential of the target. Trenching is currently in progress on the Sebesounkoto South target where previous work defined silica-carbonate-tourmaline and chlorite alteration within a gossanous structure over 1km strike and lithosample values up to 1.6g/t.

Morila

At Morila, the team has completed all work on the Samacline relog and confirmed open, high grade mineralisation within a wide, low grade envelope of up to 80m width. The untested area down dip to the west of Samacline is large enough to hold a Morila-type deposit which is the target of the diamond hole being considered to test the model that Samacline is the eastern edge of a large deposit.

SENEGAL

Sofia

The recently recognised high-grade potential of the Sofia target has been the focus of exploration work during Q4. Following on from the Q3 RC drilling at Sofia, a six trench campaign was completed to determine the continuity of the high grade mineralisation over the southern part of target, and to help explain the offset of the mineralisation between sections 25 and 26 in the northern extremities of the deposit (SFTR021). The results from the trench programme confirmed the continuity of the main ore along strike, although only relatively low grade intersections are recorded at surface. The best intersections in the main orezone from the SE zone were in trench SFTR016: 13m @ 2.46g/t (including 2m @ 10.15g/t) along section 7/8 above drill hole SFRC061 (44m @ 6.16g/t at 100m vertical depth). Trench SFTR021 at the northern limit of the Sofia target returned 11.9m @ 3.83g/t along section 25/26 above hole SFRC040 (37m @ 0.99g/t) confirming that the Sofia mineralisation is still open along strike to the north and that the Sofia system splits into two sub-parallel mineralised shears at its northern limit.

An infill RC drilling programme consisting of eight holes was completed towards the end of the quarter to test the Sofia mineralisation at 100m vertical depth along the full strike of the target. Significant results were received from the four holes drilled along the NE branch of the deposit, resulting in the extension of the high grade main ore zone to 605m strike. The best intersections were: SFRC065 - 35m @ 4.12g/t (including 7m @ 9.74g/t); SFRC067 - 26m @ 8.08g/t (including 5m @ 34.6g/t); and SFRC063 - 27m @ 4.72g/t (including 7m @ 12.28 g/t). These intersections include a high grade zone of mineralisation which locates immediately below a mylonitic structure which marks the hangingwall contact of the mineralised system. High grade mineralisation remains open at depth in this part of the orebody. Similar high grade mineralisation was not confirmed by the Q4 drilling along the NS branch of the Sofia target although opportunities still exist in this part of the deposit, as highlighted by SFTR021, and will be further tested in Q1 2016.

Sofia locates 10km to the west of Massawa, is non-refractory, contains a high grade shoot, and will likely become a significant driver of the overall Massawa project and is a priority for further drilling in Q1. Key programmes include the definition of the extent of the high grade mineralisation down dip and along strike as well as testing existing targets along strike from Sofia which feature similar low grade results at surface but have not been tested below 30 vertical metres by previous work. Both the Sofia-Sabodala structure and the MTZ (which hosts Massawa) are key targets for further work within Randgold’s Mako belt portfolio.

Massawa

The ongoing feasibility work at Massawa continued through the quarter. In the Northern Zone of the Massawa deposit, 1 495m of close spaced RC drilling (14 holes) on two lines were drilled beneath the 10x5m grade control grid to test the accuracy of the existing ore model in the sulphides and to provide further material for test work. The drilling confirmed the continuity of high grade main ore in fresh rock, with wider intersections received (4% increase) and a slight offsetting of the ore to the east at depth compared to the existing ore model, confirming the existing model. Intersections received include 25m @ 6.16g/t in MWRCGC300 (13.5m @ 9.30g/t in the current ore model), and 16m @ 4.11g/t in MWRCGC307 (13.33m @ 6.34g/t in the current ore model). The increase in width of the main orezone in fresh rock is due to the merging of a HW structure with the main orezone. In Q1 2016 a similar programme will be carried out beneath the grade control grid in the Central Zone.

Initial gravity test work on the newly defined ore domains in the Central Zone has returned encouraging results. A 50kg composite of the 2nd phase structure (which contains antimony and coarse visible gold) showed the following gravity recoveries at different grind sizes: 47% at 80% - 850 µm, 64% at 50% - 75 µm, and 68% at 80% - 75 µm, and these high recoveries represent a significant opportunity within the deposit. Leach work of the gravity tails sample has returned a 54% leach recovery of the gravity tail. Assuming the gravity concentrate gold can be fully recovered, an overall recovery of 70 to 80% would be possible.

Flotation and bioxidation test work on the Northern Zone refractory ore also commenced during the quarter, with final results expected in early Q2.

CÔTE D’IVOIRE

The fourth quarter brought to an end a busy year in Côte d’Ivoire exploration and put the team in a good position to progress the targets identified at Mankono, Boundiali and Fapoha in 2016.

Randgold holds in its own right or through joint venture, 5 589km² of ground in Côte d’Ivoire (11 permits) which includes 4 permits which have passed the interministerial commission this year, one in the last quarter. Additionally, 9 applications (3 592km²) through joint ventures have been made.

At Tongon, work has focused on improving the understanding of the orebodies to identify further potential and optimise the reserves, whilst infill drilling programmes have been carried out on two nearby satellite deposits. Tongon has the ability to make money from low grade satellites and current resources in the two targets (Sekala and Seydou) have the potential to supplement the Tongon mine ore feed, extend life of mine and protect the Tongon resource in a low gold price environment.

Randgold is investing heavily in greenfields exploration in Côte d’Ivoire with a VTEM (helicopter EM, Mag and radiometric) survey in progress over the Boundiali, Nafoun and Mankono permits to improve the understanding of the regional setting of the Boundiali-Bagoe Belt, generate new targets and facilitate the reprioritisation of existing targets. The survey is currently 90% complete and is clearly confirming the extension of regional structures, including the southern extension of the Syama and subsidiary structures, through the permit and highlighting new areas of interest along the Fonondara structure.

Work on the Fonondara South target in recent quarters revealed a large, low grade mineralised system on the margin of the Boundiali belt. A number of +10km soil anomalies with confirmed bedrock mineralisation at Yama, Sani and Kassere, all along strike, highlight the significance of the structure as large scale mineralised system with the potential to host world class deposits. Simultaneously with the VTEM survey, a pitting and trenching campaign is underway over Fonondara, Sani and Yama in order to follow up on the previous encouraging results. Work at Yama, (to the north of Fonondara) has identified a 750m long mineralised structure through trenching and pitting with sheared and altered samples returning 15.40m @ 0.81g/t including 4m @ 2.32g/t with values up to 7.11g/t in a trench and up to 11.80g/t in pits. This structure is part of a corridor that could extend over 4km. At Fonondara North, pit results this quarter graded up to 5.96g/t from in-situ sheared saprolite.

At Fonondara South, the team continues to develop the geological model of the target with additional recovery tests and gold deportment studies on the three mineralisation types recognised there. An estimated 96% of the gold in quartz ore is recoverable by flotation and 98.6% by direct cyanidation. 85% of the gold in the volcanic ore is predicted to be recoverable by direct cyanidation. In the shale ore, 81% of the gold is predicted to be recoverable by flotation, while direct cyanidation recovers only 40%.

At Mankono, trenching on the Gbongogo target this quarter has confirmed a large, low grade area of mineralisation (400m x 150m) Trench results this quarter include: GBTR014 - 102.70m @ 1.90g/t including 73.60m @ 2.36g/t, 14.20m @ 3.25g/t and 6.60m @ 3.84g/t; and GBTR017 - 62m @ 1.59g/t including 36.50m @ 2.38g/t and 17.75m @ 3.41g/t. The mineralisation is hosted in a quartz tourmaline stockwork in a silica-sericite altered coarse grained sediment. The presence of strong silicification and sericite associated with boxworks are indications of the higher grade mineralisation. The mineralised system is interpreted to plunge to the NE in the core of a fold hinge and its potential is to be tested by drilling in Q1.

At Fapoha, trenching in the south of the 13km long Fapoha North target confirms previous pit results which indicated a large mineralised system on a belt margin structure. This target is exciting as it has strong gold in soil anomaly over 13km, significant flexure of a belt/basin contact with contrasting geology and chemical anomalies in the host lithologies. Three trenches were excavated this quarter at a spacing between 1.2 and 1.4km, all sited over existing anomalous pits. Results from two of these trenches were received. Trench YOTR001 returned a wide mineralised zone of 108m @ 0.40g/t, including 5m @ 1.03g/t and 5.50m @ 1.11g/t, whereas FTR002 yielded a low grade anomalous zone of 88m wide (open to the east) including 5m @ 0.87g/t, 29.50m @ 0.38g/t and 20m @ 0.64g/t. Zones of mineralisation in both trenches are hosted in a brecciated tuff in contact with a quartz diorite intrusion. Despite the low grades from initial trenches, the target is showing geological continuity between trenches and is considered to be a large system that could be host to significant gold resources.

Trenching will continue next quarter to further test the corridor along strike to the north and to further identify zones of dilation and higher grade mineralisation in the structure.

DEMOCRATIC REPUBLIC OF CONGO

Kibali

Activities during the quarter focused on the Sessenge SW, Tete, Bakangwe, and Kalimva-Ikamva targets, three of the seven higher ranked targets along the KZ trend north of the Kibali River with a focus on providing further mine flexibility in a low gold price environment through the delivery of additional near mine oxide ounces.

Trench results including 12m @ 1.5g/t, 28m @ 3.18g/t (9008 lode) and 40.5m @ 3.76g/t (9003 lode), with results from an auger programme and a ground magnetics survey, helped define four target areas at Sessenge SW with the potential to host at least four higher grade mineralised lenses in BIF and metaconglomerate which plunge to the NE. The target area has not been adequately tested by deep drilling, and upside opportunities clearly exist for subsurface continuation of the lenses which may lead to discovery of new 9000 lode style mineralised systems. The target is located to the immediate south of the Sessengue and Gorumbwa pits and is a key target within the KCD complex of mineralised lodes.

At Tete Bakangwe, trench results including 18.7m @ 2.04g/t and 13m @ 15.06g/t identified at least four higher grade mineralised lenses in BIF and metaconglomerate which plunge to the NE, with potential to provide mine schedule flexibility through additional oxide and sulphide resources. The lenses are associated with folded ironstone units cut by NE trending structures creating a 150m wide corridor of deformation where strong rotation of the regional foliation from the NW trend to the SW creates dilation proximal to NE trending shear zones. Down plunge opportunities remain as does potential for repeated mineralised lenses to the southwest towards the historic Agbarabo open pit.

In Q1 2016 it is planned to drill test and further define these targets.

Prospect scale mapping and sampling at Kalimva confirmed the NNE trending shear corridor hosting rod shaped mineralised alteration zones plunging at 30 degrees to the NNE within the corridor.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Unaudited	Unaudited	Unaudited	Unaudited	Audited
	quarter	quarter	quarter	12 months	12 months
	ended	ended	ended	ended	ended
	31 Dec	30 Sep	31 Dec	31 Dec	31 Dec
$000	2015	2015	2014	2015	2014
REVENUES
Gold sales on spot	272 086	250 516	226 323	1 001 420	1 086 756
Total revenues	272 086	250 516	226 323	1 001 420	1 086 756
Share of profits of equity accounted joint ventures	1 923	13 385	30 581	77 303	75 942
Other income	3 407	6 667	11 055	15 616	5 508
Total income	277 416	270 568	267 959	1 094 339	1 168 206
COST AND EXPENSES
Mine production costs	122 908	130 977	130 424	498 779	525 909
Movement in production inventory and ore stockpiles	7 503	3 928	(10 505)	17 109	(24 665)
Depreciation and amortisation	32 480	39 356	39 947	150 902	146 762
Other mining and processing costs	14 401	15 292	16 707	60 007	64 762
Mining and processing costs	177 292	189 553	176 573	726 797	712 768
Royalties	14 062	12 878	11 527	51 673	56 490
Exploration and corporate expenditure	13 607	9 791	3 481	45 067	36 765
Other expenses	-	-	-	5 725	4 974
Total costs	204 961	212 222	191 581	829 262	810 997
Finance income	6	42	(72)	112	71
Finance costs	(1 967)	(1 040)	(3 004)	(4 411)	(4 235)
Finance costs – net	(1 961)	(998)	(3 076)	(4 299)	(4 164)
Profit before income tax	70 494	57 348	73 302	260 778	353 045
Income tax expense	(16 967)	(8 587)	(18 923)	(48 003)	(81 885)
Profit for the period	53 527	48 761	54 379	212 775	271 160
Other comprehensive income
Loss on available-for-sale financial assets	(31)	(451)	(367)	(561)	(363)
Share of equity accounted joint ventures other comprehensive gain/(loss)	1 597	(15)	(16)	1 572	(36)

Total other comprehensive income/(expense)	1 566	(466)	(383)	1 011	(399)
Total comprehensive income	55 093	48 295	53 996	213 786	270 761
Profit attributable to:
Owners of the parent	44 528	42 345	49 623	188 677	234 974
Non-controlling interests	8 999	6 416	4 756	24 098	36 186
	53 527	48 761	54 379	212 775	271 160
Total comprehensive income attributable to:
Owners of the parent	46 094	41 879	49 240	189 688	234 575
Non-controlling interests	8 999	6 416	4 756	24 098	36 186
	55 093	48 295	53 996	213 786	270 761
Basic earnings per share ($)	0.48	0.45	0.54	2.03	2.54
Diluted earnings per share ($)	0.47	0.45	0.53	2.01	2.51
Average shares in issue (000)	93 230	93 209	92 674	93 094	92 603

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	Unaudited	Unaudited	Audited
	at	at	at
	31 Dec	30 Sep	31 Dec
$000	2015	2015	2014
Assets
Non-current assets
Property, plant and equipment	1 546 767	1 481 368	1 494 530
Cost	2 272 985	2 175 106	2 069 846
Accumulated depreciation and amortisation	(726 218)	(693 738)	(575 316)
Deferred tax	-	-	398
Long-term ore stockpiles	167 337	173 993	178 314
Trade and other receivables	6 417	6 629	26 277
Investments in equity accounted joint ventures	1 427 316	1 433 868	1 394 042
Other investments in joint ventures	45 940	46 599	43 854
Total investments in joint ventures	1 473 256	1 480 467	1 437 896
Total non-current assets	3 193 777	3 142 457	3 137 415
Current assets
Inventories and ore stockpiles	130 973	129 478	126 216
Trade and other receivables	198 292	242 473	185 233
Cash and cash equivalents	213 372	168 434	82 752
Available-for-sale financial assets	906	937	1 467
Total current assets	543 543	541 322	395 668
Total assets	3 737 320	3 683 779	3 533 083
Equity attributable to owners of the parent	3 273 599	3 226 862	3 098 090
Non-controlling interests	218 706	211 843	204 864
Total equity	3 492 305	3 438 705	3 302 954
Non-current liabilities
Loans from minority shareholders	2 765	2 765	2 766
Deferred tax	35 548	33 900	29 915
Provision for rehabilitation	47 581	55 904	55 904
Total non-current liabilities	85 894	92 569	88 585
Current liabilities
Trade and other payables	139 321	136 640	109 354
Current income tax payable	19 800	15 865	32 190
Total current liabilities	159 121	152 505	141 544
Total equity and liabilities	3 737 320	3 683 779	3 533 083

These results are presented as the fourth quarter and year ended 31 December 2015. They have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union (IFRS) on a basis that is consistent with the accounting policies applied by the group in its audited consolidated financial statements for the year ended 31 December 2014, and which will form the basis of the 2015 annual report. No new or amended accounting standards effective for 2015 have had a significant impact on the group. This announcement has been prepared in compliance with IAS 34 - Interim Financial Reporting. These results do not include all the notes of the type normally included in an annual financial report. Accordingly, this condensed report is to be read in conjunction with the annual report for the year ended 31 December 2014, and any public announcements made by the group during the reporting period. While the information included in this announcement has been prepared in accordance with the recognition and measurement criteria of IFRS, this announcement does not itself contain sufficient information to comply with IFRS. The auditors’ report for the year ended 31 December 2014 was unqualified and did not include references to any matters which the auditor drew attention to by way of emphasis without qualifying their report.

Property, plant and equipment cost increased by $97.9 million for the three months ended 30 September 2015. This is mainly attributed to capital expenditure at the Loulo-Gounkoto complex of $91.6 million. This primarily relates to the transition to owner mining. $76.4 million was spent on the development of the Yalea and Gara underground mines, while $15.1 million was spent on ongoing capital. $3.2 million was spent at Tongon during the quarter, mainly on the crushing plant upgrade.

Property, plant and equipment cost for the year increased by $203.1 million. This is mainly attributed to capital expenditure at the Loulo-Gounkoto complex of $184.4 million. This primarily relates to capital spent on the Yalea and Gara underground development of $154.2 million, including the owner mining fleet, as well as ongoing capital and exploration expenditure at the complex of $30.2 million. $16.2 million was spent on capital at Tongon during the year, mainly on the plant upgrades.

The group’s capital commitments (including its share of equity accounted joint ventures) at 31 December 2015 amounted to $47.8 million with the majority relating to the Loulo-Gounkoto complex ($33.4 million) and Kibali ($12.3 million).

The long term ore stockpiles balance of $167.3 million relates to the portion of ore stockpiles at Loulo, Gounkoto and Tongon which are expected to be processed after more than one year, in line with the respective mine plans. The 4% decrease from 30 September 2015 relates to decreases in the stockpiles at Gounkoto and Tongon, in line with mine plans.

The long term ore stockpiles balance decreased by 6% year on year and reflects the decreases in the stockpile values at Loulo and Tongon in line with mine plans.

Investments in equity accounted joint ventures reflects the group’s share of its equity accounted investments, mainly Kibali as well as Morila and the group’s asset leasing joint ventures. Other investments in joint ventures reflect the group’s loans advanced to the group’s asset leasing joint ventures.

The decrease of $7.2 million in total investment in joint ventures for the quarter mainly reflects the loan repayments made by Kibali during the quarter ($10.0 million attributable share), partially offset by the group’s profit share from equity accounted joint ventures ($1.9 million). Investments in equity accounted joint ventures further include capital expenditure of $29.4 million at Kibali and $0.2 million incurred at Morila during the quarter. Year to date capital expenditure at Kibali amounted to $113.1 million and $4.4 million at Morila.

The increase year on year of $35.4 million in total investment in joint ventures mainly reflects the group’s profit share from equity accounted joint ventures ($77.3 million), offset by loan repayments made by Kibali ($35 million), as well as dividends received from Morila ($10.3 million).

Current inventories and ore stockpiles of $131.0 million was in line with the balance at 30 September 2015 and increased by 4% year on year, mainly due to the increase in supplies and insurance spares as a result of the transition to owner mining at the Loulo-Gounkoto complex.

Trade and other receivables (including the allocation of a portion to non-current) at 31 December 2015 dropped by 18% from the balances at 31 September 2015. This mainly reflects the drop in down payments to suppliers at the Loulo-Gounkoto complex ($38.4 million), following the transition to owner mining which were completed during the quarter. Trade and other receivables (including the allocation of a portion to non-current) at 31 December 2015 were in line with the balances at 31 December 2014. The long term receivable balance of $6.4 million at 31 December 2015 decreased by 76% from the balance at 31 December 2014. This reflects the decrease in the long term portion of TVA balance forecast to be recovered in over one year through tax offsets, based on the life of mine plan.

The total outstanding refundable VAT balances in Mali amount to $109.2 million (30 September 2015: $102 million) (including 100% of the Loulo and Gounkoto VAT receivables and the attributable portion of the Morila VAT receivable of $6.3 million). Morila, Loulo and Gounkoto have the legal right under the terms of their respective mining conventions to offset other taxes payable to the Malian State against these refundable VAT balances. Management continues to pursue the cash settlement of these VAT balances.

The portion of the outstanding VAT balances which is not expected to be recovered within a one year time frame, amounts to $6.4 million, and is shown in the long term debtors (30 September 2015: $6.6 million). The group’s share of the VAT balance at Kibali amounted to $61.8 million (30 September 2015: $55.2 million). The Morila and Kibali VAT balances are included in the group’s investment in joint ventures line.

The group had received claims for various taxes from the State of Mali totalling $280.0 million, in respect of its Mali operations. Having taken professional advice, the group considers the claims to be without merit or foundation and is strongly defending its position, including following the appropriate legal process for disputes within Mali. Accordingly, no provision has been made for the material claims. Loulo, Gounkoto and Morila have legally binding mining conventions which guarantee fiscal stability, govern the taxes applicable to the companies and allow for international arbitration in the event a dispute cannot be resolved in the country. Management continues to engage with the Malian authorities at the highest level to resolve this issue. During the prior year, Loulo submitted a request for arbitration at the International Centre for the Settlement of Investment Disputes against the State of Mali in relation to certain of the disputed tax claims. The arbitration process is ongoing with hearings having taken place in Q1 2015, and the outcome of this process is expected to be concluded in the first half of 2016.

The increase in cash of $44.9 million since 30 September 2015 largely reflects strong operational cash flows from the Loulo-Gounkoto complex and Tongon mines ($114.1 million), and cash returned from Kibali, partially offset by the group’s continued investment in capital expenditure in its subsidiaries ($68.0 million), in particular at Loulo in respect of the transition to owner mining. The increase in cash of $130.6 million since 31 December 2014 largely reflects strong operational cash flows ($397.0 million), partially offset by the group’s continued investment in capital expenditure in its subsidiaries ($216.0 million), in particular at the Loulo-Gounkoto complex.

This report has been prepared on a going concern basis as the directors believe that based on the company's current cash resources and facilities, projected operating cash flows and capital expenditure, the company is confident it will be able to meet its obligations at the prevailing gold price for the foreseeable future, a period of not less than 12 months from the date of this report.

Deferred tax of $35.5 million increased by $5.6 million from the balance at 31 December 2014, mainly due to changes in the Life of Mine units of production depreciation estimates at the Loulo-Gounkoto complex and at Tongon during the year.

Provision for rehabilitation decreased to $47.6 million, 15% lower than the balance held at 30 September 2015 and at 31 December 2014, following the completion of updated closure plans at the Loulo-Gounkoto complex and Tongon. The reduction in costs reflects mainly the favourable impact of the agribusiness projects initiated at the mines, as well as an adjustment to estimated rates.

Trade and other payables of $139.3 million were in line with the balance at 30 September 2015 of $136.6 million and increased by $29.9 million from the balance of $109.4 million as at 31 December 2014, mainly as a result of the increase in supplier balances at the Loulo-Gounkoto complex due to the timing of payments of invoices

Current tax payable of $19.8 million increased from 30 September 2015, due to increased profits at Loulo and Gounkoto during the quarter. Tongon benefited from a five year tax holiday from the start of production in December 2010. Current tax payable of $19.8 million decreased from 31 December 2014, due to decreased profits at Loulo and Gounkoto year on year.

CONSOLIDATED CASH FLOW STATEMENT

	Unaudited	Unaudited	Unaudited	Unaudited	Audited
	12 months	3 months	3 months	3 months	12 months
	ended	ended	ended	ended	ended
	31 Dec	31 Dec	30 Sep	31 Dec	31 Dec
$000	2015	2015	2015	2014	2014
Profit after tax	212 775	53 527	48 761	54 379	271 160
Income tax expense	48 003	16 967	8 587	18 923	81 885
Profit before income tax	260 778	70 494	57 348	73 302	353 045
Share of profits of equity accounted joint ventures	(77 303)	(1 923)	(13 385)	(30 581)	(75 942)
Adjustment for non-cash items	212 097	42 811	58 360	69 877	200 567
Effects of change in operating working capital items	11 958	5 598	8 575	(29 236)	(66 958)
Receivables	(22 399)	536	10 305	31 718	(3 637)
Inventories and ore stockpiles	6 220	5 161	(4 074)	2 134	17 895
Trade and other payables	28 137	(99)	2 344	(63 088)	(81 216)
Cash generated from operations	407 530	116 980	110 898	83 362	410 712
Dividends received from equity accounted joint ventures	45 272	10 000	10 000	565	565

Income tax paid	(55 820)	(12 842)	(11 220)	(14 598)	(93 659)
Net cash generated from operating activities	396 982	114 138	109 678	69 329	317 618
Additions to property, plant and equipment	(216 038)	(68 017)	(49 247)	(47 262)	(179 313)
Funds invested in equity accounted joint ventures	(2 829)	-	(174)	-	(51 462)
Loans repaid by equity accounted joint ventures	1 072	731	340	2 152	9 142
Net cash used by investing activities	(217 795)	(67 286)	(49 081)	(45 110)	(221 633)
Proceeds from issue of ordinary shares	289	222	-	-	2 035
Dividends paid to company’s shareholders	(38 600)	-	-	-	(43 284)
Dividends paid to non-controlling interests	(10 256)	(2 136)	(1 412)	(4 891)	(10 135)
Proceeds from borrowings	-	-	-	-	50 000
Repayment of borrowings	-	-	-	-	(50 000)
Net cash used by financing activities	(48 567)	(1 914)	(1 412)	(4 891)	(51 384)
Net increase / (decrease) in cash and cash equivalents	130 620	44 938	59 185	19 328	44 601
Cash and cash equivalents at beginning of period	82 752	168 434	109 249	63 424	38 151
Cash and cash equivalents at end of period	213 372	213 372	168 434	82 752	82 752

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

						Total equity
						attributable	Non-
	Number of	Share	Share	Other	Retained	to owners	controlling	Total
	ordinary	capital	premium	Reserves[1]	earnings	of parent	interests	equity
	Shares	$000	$000	$000	$000	$000	$000	$000
Balance - 31 Dec 2013 (audited)	92 245 531	4 612	1 423 513	64 398	1 386 518	2 879 041	178 813	3 057 854
Share of other comprehensive loss of joint ventures	-	-	-	(36)	-	(36)	-	(36)
Fair value movement on available-for-sale financial assets	-	-	-	(363)	-	(363)	-	(363)
Other comprehensive expense	-	-	-	(399)	-	(399)	-	(399)
Net profit for the period	-	-	-	-	234 974	234 974	36 186	271 160
Total comprehensive income/(expense) for the period	-	-	-	(399)	234 974	234 575	36 186	270 761
Share-based payments	-	-	-	23 697	-	23 697	-	23 697
Share options exercised	108 300	6	2 029	-	-	2 035	-	2 035
Reserves transfer on exercise of options previously expensed under IFRS 2	-	-	756	(756)	-	-	-	-
Shares vested[2]	283 888	14	21 698	(19 686)	-	2 026	-	2 026
Dividend relating to 2013	36 366	2	2 988	-	(46 274)	(43 284)	-	(43 284)
Non-controlling interest share of Gounkoto dividend	-	-	-	-	-	-	(10 135)	(10 135)
Balance - 31 Dec 2014 (audited)	92 674 085	4 634	1 450 984	67 254	1 575 218	3 098 090	204 864	3 302 954
Fair value movement on available-for-sale financial assets	-	-	-	(561)	-	(561)	-	(561)
Share of other comprehensive income of joint ventures	-	-	-	1 572	-	1 572	-	1 572
Other comprehensive income/(expense)	-	-	-	1 011	-	1 011	-	1 011
Net profit for the period	-	-	-	-	188 677	188 677	24 098	212 775
Total comprehensive income/(expense) for the period	-	-	-	1 011	188 677	189 688	24 098	213 786
Share-based payments	-	-	-	21 915	-	21 915	-	21 915
Share options exercised	12 000	1	288	-	-	289	-	289
Reserves transfer on exercise of options previously expensed under IFRS 2	-	-	77	(77)	-	-	-	-
Shares vested[2]	296 200	15	25 300	(23 098)	-	2 217	-	2 217
Dividend relating to 2014	250 635	12	17 132	-	(55 744)	(38 600)	-	(38 600)
Non-controlling interest share of Gounkoto dividend	-	-	-	-	-	-	(10 256)	(10 256)
Balance - 31 Dec 2015 (unaudited)	93 232 920	4 662	1 493 781	67 005	1 708 151	3 273 599	218 706	3 492 305
[1]	Other reserves includes the cumulative charge recognised under IFRS 2 in respect of share option schemes (net of amounts transferred to share capital and share premium) as well as the foreign currency translation reserve and the movements in available-for-sale financial assets.
[2]	Restricted shares were issued as remuneration to executive directors and senior management. Shares were also issued to executive directors following approval of their annual bonuses and to non-executive directors as fees. The transfer between ‘other reserves’ and ‘share premium’ in respect of the shares vested represents the cost calculated in accordance with IFRS 2.

NON-GAAP MEASURES

Randgold has identified certain measures that it believes will assist understanding of the performance of the business. As the measures are not defined under IFRS they may not be directly comparable with other companies’ adjusted measures. The non-GAAP measures are not intended to be a substitute for, or superior to, any IFRS measures of performance but management has included them as these are considered to be important comparables and key measures used within the business for assessing performance.

These measures are explained further below:

Total cash costs and cash cost per ounce are non-GAAP measures. Total cash costs and total cash cost per ounce are calculated using guidance issued by the Gold Institute. The Gold Institute was a non-profit industry association comprising leading gold producers, refiners, bullion suppliers and manufacturers. This institute has now been incorporated into the National Mining Association. The guidance was first issued in 1996 and revised in November 1999. Total cash costs, as defined in the Gold Institute’s guidance, include mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, transfers to and from deferred stripping where relevant and royalties. Total cash costs and total cash cost per ounce also include our share of our equity accounted joint ventures’ total cash costs and total cash cost per ounce.

Total cash cost per ounce is calculated by dividing total cash costs, as determined using the Gold Institute guidance, by gold ounces sold for the periods presented. Total cash costs and total cash cost per ounce are calculated on a consistent basis for the periods presented. Total cash costs and total cash cost per ounce should not be considered by investors as an alternative to operating profit or net profit attributable to shareholders, as an alternative to other IFRS measures or an indicator of our performance. The data does not have a meaning prescribed by IFRS and therefore amounts presented may not be comparable to data presented by gold producers who do not follow the guidance provided by the Gold Institute. In particular depreciation and amortisation would be included in a measure of total costs of producing gold under IFRS, but are not included in total cash costs under the guidance provided by the Gold Institute.

Furthermore, while the Gold Institute has provided a definition for the calculation of total cash costs and total cash cost per ounce, the calculation of these numbers may vary from company to company and may not be comparable to other similarly titled measures of other companies. However, Randgold believes that total cash cost per ounce is a useful indicator to investors and management of a mining company’s performance as it provides an indication of a company’s profitability and efficiency, the trends in cash costs as the company’s operations mature, and a benchmark of performance to allow for comparison against other companies.

Cash operating costs and cash operating cost per ounce are calculated by deducting royalties from total cash costs. Cash operating cost per ounce is calculated by dividing cash operating costs by gold ounces sold for the periods presented.

Gold sales is a non-GAAP measure. It represents the sales of gold at spot and the gains/losses on hedge contracts which have been delivered into at the designated maturity date. It excludes gains/losses on hedge contracts which have been rolled forward to match future sales. This adjustment is considered appropriate because no cash is received/paid in respect of these contracts. Randgold currently does not have any hedge positions. Gold sales include our share of our equity accounted joint ventures’ gold sales.

Profit from mining activity is calculated by subtracting total cash costs from gold sales for all periods presented. Profit from mining includes our share of our equity accounted joint ventures.

Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period. Gold on hand includes our share of our equity accounted joint ventures’ gold on hand.

The group non-GAAP measures presented in the ‘Summarised Financial Information’ in the accompanying table include the group’s share of each operating mine, together with adjustments to eliminate inter-group transactions.

The accompanying table reconciles gold sales, total cash costs and profit from mining activity as non-GAAP measures, to the information provided in the statement of comprehensive income, determined in accordance with IFRS, for each of the periods set out therein.

NON-GAAP

	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	quarter	quarter	quarter	12 months	12 months
	ended	ended	ended	ended	ended
	31 Dec	30 Sep	31 Dec	31 Dec	31 Dec
$000	2015	2015	2014	2015	2014
Gold sales per IFRS1	272 086	250 516	226 323	1 001 420	1 086 756
Gold sales adjustments for joint ventures[2]	82 673	90 207	113 617	393 469	348 117
Gold sales[3]	354 759	340 723	339 940	1 394 889	1 434 873
Mine production costs	122 908	130 977	130 424	498 779	525 909
Movement in production inventory and ore stockpiles[1]	7 503	3 928	(10 505)	17 109	(24 665)
Royalties including adjustment for joint ventures	17 851	16 911	15 369	66 680	68 493
Royalty adjustment for joint ventures[2]	(3 789)	(4 033)	(3 842)	(15 007)	(12 003)
Total royalties[1]	14 062	12 878	11 527	51 673	56 490
Other mining and processing costs[1]	14 401	15 292	16 707	60 007	64 762
Cash costs adjustments for joint ventures[2]	46 712	49 225	54 440	195 105	169 260
Total cash costs[3]	205 586	212 300	202 593	822 673	791 756
Profit from mining activity[3]	149 173	128 423	137 347	572 216	643 117
Ounces sold	325 085	303 718	284 531	1 210 844	1 134 941
Total cash cost per ounce sold[3]	632	699	712	679	698
Cash operating cost per ounce sold[3]	577	643	658	624	637
Gold on hand at period end[3]	13 715	12 812	14 956	13 715	14 956
[1]	Figures extracted from IFRS results.
[2]	The group includes the gold sales and cash costs associated with the joint venture results in its non-GAAP measures. The gold sales adjustments reflect our 40% share of Morila’s gold sales and 45% share of Kibali’s gold sales. The cash costs adjustments primarily reflect our 40% share of Morila’s cash costs, 45% of Kibali’s cash costs, as well as our 50.1% share in RAL 1 Limited’s (RAL 1) cash cost adjustments.
[3]	Refer to explanation of non-GAAP measures provided.

PRINCIPAL RISK FACTORS AND UNCERTAINTIES

The group is subject to a variety of risks and uncertainties which are the result of not only the business environment in which it operates but also of other factors over which it has little or no control. The board is responsible for the group’s systems of risk management and internal control as well as reviewing their operational effectiveness on a regular basis. We are continually evaluating risks to ensure the business achieves its strategic objectives; however the principal risks and uncertainties which could impact the group’s long term performance remain those detailed in the group’s 2014 annual report and financial statements, a copy of which is available on the group’s website www.randgoldresources.com.

The group’s strategy takes into account known risks but there may be additional risks unknown to the group and other risks, currently believed to be immaterial, which could develop into material risks. It is recognised that the group is exposed to risks wider than those listed. However, we have disclosed those we believe are likely to have the greatest impact on our business at this moment in time and those that have been the subject of debate at recent board or audit committee meetings. The principal risks and uncertainties may materialise individually, simultaneously or in combination and should be considered in connection with any forward looking statements in this document, the 2014 annual report and the information available on the group’s website.

EXTERNAL RISKS	NATURE AND IMPACT
Gold price volatility	Gold price volatility can result in material and adverse movement in the group’s operating results, asset values, revenues and cash flows. Sustained or significant declines in the gold price will affect earnings and cash flow. Group planning and forecasting are subject to gold price assumptions and therefore changes to the gold price may have an adverse effect the group’s ability to fund its capital projects.
Country risk	The group operates in jurisdictions where changes may occur to the political environment and governments may seek a greater share of mineral wealth. Inadequate monitoring of in-country political instability and uncertainty or failure to adapt to changes to terms applicable to the group’s operations may impact the ability to sustain operations, prevent the group from making future investments or result in increased costs for the group.
Corporate, social and environmental responsibility	Some of the group’s current and potential operations are located near communities that may regard these operations as being detrimental to them. Poor management of stakeholder communication and expectations with a lack of community development activities or regard for environmental responsibility may lead to the inability to sustain operations in the area and impact the group’s ability to expand into other regions. Failure to understand social and environmental contexts can lead to insufficient planning, resourcing and costing of projects. Failure to comply with environmental regulations could lead to fines and, in the extreme, loss of operating licence.
Supply routes	Due to the remote location of the operations the disruption of supply routes may cause delays with construction and mine activities. Supply chain failures, disruptions or significantly increased costs within the supply chain could have an adverse effect on the group’s operations.
FINANCIAL RISKS	NATURE AND IMPACT
Operating and capital cost control	Operating cost and capital cost control are a key factor in the group’s profitability. Failure to control operating cost of production or operational objectives will result in reduced margins and profitability. Failure or inability to monitor capital expenditure and progress of capital projects may result in financial losses, overspend on projects and cause returns to be eroded. General cost inflation in the mining sector could affect the operations and projects resulting in significant pressure on operating and capital costs.
In-country tax regimes	The group operates in jurisdictions which may change tax or fiscal regimes and regulations and, failure to adapt to such issues may result in fines and financial losses. Inability to enforce legislation over tax or incorrectly applied legislation may result in lengthy arbitration and loss of profits.
OPERATIONAL RISKS	NATURE AND IMPACT
Production, reserves and resources	The group’s mining operations may yield less gold under actual production conditions than indicated by its gold reserve figures, which are estimates based on a number of assumptions, including mining and recovery factors, production costs and gold price. In such instances the group’s profitability may be affected should actual production be lower than indicated reserves. Should the prevailing gold price not support or sustain the valuation the carrying value of assets may be impaired.
Environmental, health, safety and security incident	The mining sector is subject extensive health, safety and environmental laws, regulations and standards alongside stakeholder expectations. Failure to maintain environmental, health and safety standards’ may result in significant environmental or safety incidents or deterioration in safety performance standards leading to loss of life or significant loss of time and disruption or damage to operations. Evolving regulation and standards could result in increased costs, litigation or in extreme cases may threaten the viability of an operation.
Risks associated with underground mining and geotechnical failure	The group has a number of underground projects which are subject to the extensive risks associated with underground mining. Failure to monitor or mitigate such risks may affect the profitability of the group and the operational performance. Failure to consider geotechnical failure in planning and then monitor the impact during operations may impact the geotechnical stability of pits and underground mining operations. Extreme weather conditions such as high rainfall may also impact the geotechnical stability of the pits and therefore could impact mining operations.
STRATEGIC RISKS	NATURE AND IMPACT
Lack of identification of new exploration targets and exploration failure	The replacement of reserves and resources is key to the long term delivery of the group’s exploration led growth strategy and therefore the lack of identification of new exploration targets may lead to a loss of revenue and an inability to grow and meet strategic objectives. Exploration and development are costly activities with no guarantee of success, but are necessary for future growth of the group.

GENERAL

The past year saw another step-up in production across the group, resulting in an increase of 6%, in line with the guidance given at the start of the year, while total cash cost per ounce reduced, also in line with guidance. Looking ahead, the group continues to forecast an increasing production profile. In 2016, the group forecast production is estimated at between 1.25Moz and 1.30Moz which is a 3% to 7% increase over 2015. Production is expected to be relatively consistent through the year, slightly weighted to the second half. Management is targeting a total cash cost per ounce for the group, after royalties, of between $590/oz and $630/oz for the year.

Given Randgold’s commitment to growing through discovery and development, the company will continue to commit significant expenditure to exploration, with corporate and exploration expenses of approximately $60 million anticipated in 2016. Total group capital expenditure, including its attributable share of joint ventures, is expected to be approximately $240 million. At Kibali, capital of approximately $80 million (45% of project) is expected, mostly relating to the underground shaft developments and hydropower projects. Ongoing development of the underground mines at Loulo, as well as other projects, is planned to cost $135 million, while Gounkoto is forecasting $6 million, mostly on the underground mine development project. Capital at Tongon, including completion of the crusher expansion, is estimated at $10 million, and $1 million is expected at Morila (40% of project). Continued work on the Massawa feasibility project is forecast to incur capital expenditure of approximately $6 million.

The group’s updated annual reserve statements will be published with the release of its annual report, scheduled for the end of March 2016.

Randgold continues to maintain its focus on organic growth through the discovery and development of world class orebodies, and has a pipeline of high quality projects and exploration targets. Notwithstanding this core strategy, the company routinely reviews corporate and asset acquisition and merger opportunities.

The directors confirm to the best of their knowledge that:

a)	These fourth quarter results have been prepared in accordance with IAS 34 as adopted by the European Union; and
b)	The interim management report includes a fair review of the information required by the FCA’s Disclosure and Transparency Rules (4.2.7R and 4.2.8R).

By order of the board
D M Bristow	G P Shuttleworth
Chief Executive	Financial Director

8 February 2016

RANDGOLD RESOURCES NEWS UPDATES

MAKING MONEY AT LOWER GOLD PRICES

An intensified focus on cash flows and the optimisation of mine plans has positioned Randgold securely to generate cash at gold prices well below their current level.

Both Loulo-Gounkoto and Kibali are now scheduled to produce more than 600 000 ounces of gold each per year, Loulo-Gounkoto for 10 years and Kibali for 12, while Tongon is slated to deliver an average of 300 000 ounces annually for six years.

Chief executive Mark Bristow says this achievement, in the face of a challenging market, is the product of Randgold’s core strategy of creating sustainable long term value for all its stakeholders, which stands in stark contrast to the short-termism that has reduced the gold mining industry to its current state.

“We saw the downturn coming and were able to take the necessary steps in time to gear our businesses to prices that could go even lower than our long-standing $1 000 per ounce planning filter. We revisited all our mining plans and where necessary tweaked their grade profiles. We ensured that we make the most of lower input costs, notably from the collapsing oil price, and that we maximised our cash flows and limited our capital spend without compromising the long term value of our assets. Perhaps most important, we impressed anew on our managers the need to make commercially sound decisions, even if that means foregoing extra ounces in order to ensure a better bottom line and cash flow performance,” he says.

Group general manager: evaluation Rod Quick notes that the quality of Randgold’s reserves is one of its key assets.

“We now have a smoother, flatter production profile, with our operations processing the ore as they mine it, and not tying up working capital in low grade stockpiles. This approach also enables us to maximise the full life of our mining equipment, without intermittent capital investment,” he says.

Bristow says all Randgold’s operations are now equipped to generate cash flows at gold prices substantially below the $1 000 per ounce level.

“We’re in a unique position to continue delivering value, with a big upside to any rise in the gold price. We can also continue building our balance sheet and investing in our exploration programmes, knowing that we will be able to afford to build our next mine when we find it – and we’re well down that track – without recourse to the market,” he says.

RANDGOLD REINFORCES SUSTAINABILITY COMMITMENT DESPITE LOWER GOLD PRICES

In the face of a challenging gold market, Randgold is continuing its investment in a wide range of sustainability projects designed to provide a permanent source of economic opportunity for the communities around its mines when these operations eventually close.

Chief executive Mark Bristow says it is one of the company’s core beliefs that part of the value of the resources it mines should be allocated to the people who are the ultimate owners of those assets. In line with this philosophy, it not only provides immediate benefits in the form of quality of life improvements to the communities in which it operates, but is also developing long term agribusiness and other projects as its mines’ legacy to those communities.

“In times of stress the gold mining industry tends to cut back on its social programmes, which it mistakenly sees as non-core to its business. Randgold, on the other hand, understands that without a social licence, a mining company has no future in Africa, and to earn that licence it has to integrate a commitment to sustainability in every part of its operations. That’s why we approach sustainability the same way as we would a new mine: with a proper strategy, a clear plan and the discipline of strict commercial filters,” he says.

At Morila, for example, a number of agribusiness initiatives developed in conjunction with communities are currently being commercialised. These include poultry breeding, fish farming and the cultivation of millet, rice, maize and sesame. In the Democratic Republic of Congo, Kibali is negotiating with government and potential investors about a palm oil project which could employ as many as 10 000 people. A pilot maize project has also been launched. At Loulo-Gounkoto, an agricultural college with an initial intake of 67 students has been established. The aim is to provide would-be farmers with the skills as well as the resources to become commercially successful food producers. In its first quarter, the college produced four tonnes of broilers and more than one tonne of vegetables for the local market. In Côte d’Ivoire, which has a highly developed farming industry in the south of the country, Tongon is negotiating with the authorities about a project to spark agricultural development in the north.

Hilaire Diarra, the group’s community and environmental manager, explains that Randgold’s sustainability initiatives extend far beyond these legacy initiatives. In line with its partnership philosophy, for example, it trains and finances local entrepreneurs, and supports local suppliers, thus using its mines to boost the development of regional economies. In the last quarter, Kibali alone spent $95 million with local contractors.

It also participates in biodiversity programmes such as supporting conservation in the DRC’s Garamba National Park.

Still on the environmental front, Hilaire also points out that Kibali was recommended for its ISO 14001 accreditation last quarter. All Randgold’s other mines hold this certification. The strong emphasis on safety is also being maintained, with the total injury frequency rate being reduced by 5% last year. Community health is another priority, with the fight against malaria and HIV Aids continuing with positive results.

LOULO SUCCESSFULLY GRADUATES FROM CONTRACT MINING TO OWNER MINING

The Loulo underground mines, Yalea and Gara, have both delivered significant performance improvements since their transition from contract mining to owner mining.

Owner control has resulted in improved flexibility and interaction between production teams, while the introduction of an automated load guidance system has increased productivity. Production tonnes and development have increased, while both production and development costs have been reduced significantly, with all targets being met.

The transition involved the commissioning of eleven new trucks, nine loaders, four solos and five jumbos, as well as the implementation of remote control systems at both mines.

Chief executive Mark Bristow said the Loulo underground operations were of world class and were committed to set a new industry standard for automation and efficiency. This would give Randgold a significant competitive advantage and would enable it to take on more complex underground mining operations. The experience gained at Loulo, he said, was already being passed on to Kibali, where a major long-life mechanised underground mine is being developed.

Ted De Villiers, Randgold’s group general manager mining, explains: “Loulo’s underground success is attributable to Randgold’s investment in training and development, and our refusal to accept anything but the best. Our young, all-Malian underground team were educated at some of the world’s leading mining schools, and we took advice from Australian experts in this field in preparing for the transition. We’ve proved again that you don’t have to compromise because you’re operating in Africa, and that with the right approach you can build a world-class business on this continent,” he said.

Following the introduction of remote loading, Loulo’s next step will be the implementation of an infra-red guided truck hauling system. At the same time it is installing refrigeration plants at Yalea and Gara to ensure comfortable conditions at the working face as the mines deepen.

PROPOSED DIVIDEND UP 10% AT $0.66 PER SHARE

Randgold’s board of directors has recommended an annual dividend for the period ended 31 December 2015 of $0.66 per share, up 10% on the previous year’s $0.60. An optional scrip dividend is also being proposed whereby shareholders can elect to receive new ordinary shares in the company.

This optional scrip dividend is conditional on shareholders approving the payment of the dividend at the annual general meeting and the admission of the scrip shares to the Official List of the Financial Conduct Authority and to trading on the London Stock Exchange plc’s market for listed securities.

The board agreed that the resolution for the dividend would be submitted to shareholders for approval at the company’s annual general meeting scheduled for Tuesday 3 May 2016. If the dividend is approved, the company anticipates paying the final cash dividend on 27 May 2016. Dealings in the new scrip shares are also expected to commence on 27 May 2016.

The ex-dividend date is Thursday 17 March 2016 and the record date is Friday 18 March 2016. Shareholders who elect to take the new scrip shares will increase their shareholding without incurring any dealing costs.

Although subject to shareholders approving the resolution to pay a dividend, shareholders who have elected to receive sterling dividends can mandate payments directly to their UK bank or building society by visiting the Investor Centre website at www.investorcentre.co.uk/je or by completing the dividend mandate form which is available on Randgold’s website at www.randgoldresources.com and posting it back to the registrars, with instructions set out in the form.

TONGON AIMS TO BUILD ON BENEFITS OF CAPITAL PROJECTS

The Tongon gold mine is focused on sustaining the increased throughput trend achieved in 2015 as the full benefits of its performance improvement programme start flowing through, says chief executive Mark Bristow.

Speaking at a local media briefing in Abidjan recently, Bristow said after a challenging year the mine’s expansion and upgrade projects had now been completed, aside from the fourth stage crusher which was scheduled for commissioning during the first quarter of this year.

“Tongon is maintaining a strong emphasis on throughput and efficiencies to ensure that it remains profitable in a low gold price scenario and as it moves into a full tax-paying position now that its tax holiday has ended. It has already paid back its investment capital, has a relatively modest sustaining capital requirement and a robust cost profile going forward,” he said.

Bristow said in spite of the challenging market faced by the gold mining industry, Randgold was continuing to invest in exploration, particularly in Côte d’Ivoire. At Tongon, ongoing exploration was successfully replacing reserves depleted by mining, extending the mine’s life as well as enhancing its operational flexibility. The company’s greenfields teams were also exploring elsewhere on the Nielle permit, which hosts Tongon, as well as further afield, with the Mankono and Boundiali permits in particular returning encouraging results. Its aim was to increase its already substantial groundholding in Côte d’Ivoire’s most prospective regions and it was negotiating the awarding of additional permits with the government.

He also said Tongon continued its work on infrastructure and economic development initiatives for the local community. Among these were agribusiness projects, in joint venture partnership with the government, on which a feasibility study will be completed in the first quarter of this year.

He commended the successful outcome of the country’s recent elections and said Randgold was looking forward to working with the new government in the same spirit of constructive partnership that had characterised the relationship over the course of the company’s long engagement with Côte d’Ivoire.

BOOMING KIBALI BOOSTS EXPLORATION INVESTMENT IN DRC

The Kibali gold mine in the Democratic Republic of Congo continues to deliver on all aspects of its business plan and is likely to exceed its 2015 production target of 600 000oz, says Mark Bristow, chief executive of operator Randgold.

Speaking at a local media briefing in Kinshasa recently, Bristow said the continuing expansion of the mine was also on target, with the development of its underground operation still ahead of schedule. The second of its hydropower stations, Ambarau, is scheduled for commissioning in the second quarter and work on the third, Azambi, has started. The first stage of Kibali’s ISO 14001 environmental certification has been completed and the mine is working towards its ISO 45001 health and safety rating. At the same time, exploration has continued to develop a number of targets along the KZ trend with strong trench results highlighting the potential for near mine oxide ounces at Tete Bakangwe and Sessengue SW. While greenfields exploration is an essential part of its long term strategy, brownfields success provides the mine with valuable optionality and the ability to protect its key assets in this low gold price environment.

Bristow said Kibali’s success had spurred Randgold to expand its footprint in the DRC and a number of new joint venture agreements had been concluded in the past quarter, bringing its groundholding in the country to 6 539km², covering most of the Ngayu greenstone belt in addition to the Randgold managed Kibali JV on the Moto belt. The new joint ventures are Loncor Resources’ Ngayu project, Kilo Goldmines’ Somituri permits and Devon Resources’ permit package, also in the Ngayu belt. At Randgold and Kilo’s existing joint venture, Isiro, a 10 kilometre target has been identified at Yasua-Yambenda through soil sampling, pitting and trenching.

“Despite the challenging market conditions currently facing the gold mining industry, Randgold continues to invest in its future, in line with its strategy of creating value for all its stakeholders through the discovery of world-class gold deposits and their development into profitable mines. We believe the north-eastern DRC holds a rich potential for such discoveries, and we trust the country’s government will partner us in our drive to develop a major gold mining frontier there, among other things by ensuring that the current negotiations about a new mining code result in one that will justify the capital already spent and attract further investment,” he said.

Bristow noted that Kibali was also continuing to invest in sustainability projects designed to provide an economic legacy for the local community. It was in discussion with the DRC government about an investment framework for a proposed palm oil project and had engaged with potential investors, while the first phase of the maize farming pilot project had been completed, with 82 hectares currently being harvested.

As part of its commitment to promoting the growth of a robust local economy, Kibali also continues to support local suppliers, spending $95 million last quarter with businesses ranging from a women’s collective which feeds more than 2 000 mine workers every day, to transport and construction contractors.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as 'will', 'plans', 'expects' or 'does not expect', 'is expected', 'budget', 'scheduled', 'estimates', 'forecasts', 'intends', 'anticipates' or 'does not anticipate', or 'believes', or variations of such words and phrases or state that certain actions, events or results 'may', 'could', 'would', 'might' or 'will be taken', 'occur' or 'be achieved'. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold Resources Limited (‘Randgold’) and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in Randgold’s filings with the US Securities and Exchange Commission (the 'SEC'). Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this report, such as 'resources', that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as 'proven and probable reserves' for the purposes of the SEC's Industry Guide number 7.